UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                               (AMENDMENT NO. 1)*

                                 CYBERCASH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232462 10 1
                        -------------------------------
                                 (CUSIP Number)

          RONALD FISHER                      STEPHEN A. GRANT, ESQ.
       SOFTBANK HOLDINGS INC.                 SULLIVAN & CROMWELL
     10 LANGLEY ROAD, SUITE 403                125 BROAD STREET
       NEWTON CENTER, MA 02159                NEW YORK, NY 10004
          (617) 928-9300                        (212) 558-4000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 31, 1998
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)
                         (continued on following pages)

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  2  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       SOFTBANK AMERICA INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         976,540
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          0
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             976,540
       WITH         ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,540
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  3  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       SOFTBANK HOLDINGS INC.         I.R.S. Identification No.
                                      95-446-7445
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         976,540
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          0
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             976,540
       WITH         ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,540
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  4  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       SOFTBANK CORP.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         976,540
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          0
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             976,540
       WITH         ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,540
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  5  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         976,540
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          0
     OWNED BY       ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             976,540
       WITH         ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,540
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  6  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------

      SOFTBANK America Inc., a Delaware corporation ("SB America"), hereby reports on Schedule 13D with respect to shares of Common Stock beneficially owned by it. Mr. Masayoshi Son, a Japanese citizen ("Mr. Son"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and SOFTBANK Holdings Inc., a Delaware corporation ("SBH" and, together with Mr. Son and SOFTBANK, the "Original Reporting Persons"), hereby amend and restate the report on Schedule 13D for the Original Reporting Persons, dated February 21, 1996 (the "Original Schedule 13D"), filed by the Original Reporting Persons with respect to the Common Stock beneficially owned by them. SB America and the Original Reporting Persons are referred to herein as "Reporting Persons".

ITEM 1.   SECURITY AND ISSUER.

      This statement on and amendment to and restatement of Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of CyberCash, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2100 Reston Parkway, Reston, Virginia 20191.

ITEM 2.   IDENTITY AND BACKGROUND.

      (A), (B), (C) AND (F). SB America, a Delaware corporation, is a wholly owned subsidiary of SBH, a Delaware corporation, which is a wholly owned subsidiary of SOFTBANK, a Japanese corporation, which, as of December 31, 1998, was 43.3% owned by Mr. Son, a Japanese citizen. Mr. Son's principal occupation is president and chief executive officer of SOFTBANK. The principal business of SBH and SB America is to serve as holding companies for operations and investments of SOFTBANK. The business address of Mr. Son is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

      (D) AND (E). None of the Reporting Persons nor, to the best knowledge and belief of SB America, SBH, SOFTBANK, and any of their respective executive officers and directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      Schedules 1, 2 and 3 hereto set forth the business address of SB America, SBH and SOFTBANK, with respect to each executive officer of SB America, SBH and SOFTBANK, respectively, the following information: (a) name, (b) residence business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On February 3, 1996, in a private placement, pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement"), dated as of February 15, 1996, by and between the Issuer and SBH, SBH purchased 976,540 shares of Common Stock (the "Shares") from the Issuer for a purchase price of $15,439,097. No borrowed funds were used in connection with such purchase. To the best knowledge of the Reporting Persons, this private placement was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) and/or Regulation D under the Securities Act.

      On December 31, 1998, pursuant to a subscription agreement, of even date therewith, between SBH and SB America (the "Subscription Agreement"), SBH contributed 15,647,922 shares of Common Stock to SB America.

      Except as described above, none of the persons listed in the Schedules hereto contributed any funds or other consideration towards the purchase of the Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

      SBH contributed the Common Stock to the capital of SB America as part of a reorganization of the corporations controlled by SOFTBANK.

      Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  7  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------

institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act, and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedules 1, 2 and 3 hereto may make the same evaluation and reserves the same rights.

      As of the date of the filing of this Statement, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH and SOFTBANK, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (A). The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of September 30, 1998 in the Issuer's Quarterly report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares").

      As of the date of the filing of this Statement, SB America beneficially owns, and SBH, SOFTBANK and Mr. Son may be deemed to beneficially own through SB America 976,540 shares of Common Stock comprising approximately 2.6% of the Outstanding Shares.

      Except as described in this Statement, none of the Reporting Persons, nor to the best knowledge and belief of SB America, SBH or SOFTBANK, any of their respective executive officers or directors beneficially owns any Common Stock or securities convertible into Common Stock.

      (B). Each reporting person shares the power to vote or direct the vote and dispose or direct the disposition of the Common Stock beneficially owned by such Reporting Persons.

      (C). Except as described in this Schedule 13D, none of SB America, SOFTBANK Holdings, SOFTBANK or Mr. Son, nor to the best knowledge and belief of SB America, SBH and SOFTBANK, any of their respective officers or directors, has effected any transaction in the Common Stock during the past 60 days.

      (D) . Not applicable.

      (E). Pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the Reporting Persons have ceased to be the owners of more than five percent of the Issuer's Outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Purchase Agreement provides that SBH and its affiliates will not acquire additional voting securities of the Issuer if SBH and its affiliates would own more than ten percent of the outstanding voting securities, or solicit proxies from the Issuer's stockholders or become a participant in an election contest relating to the election of directors for a period of three years, prohibits sales of SBH's shares of Common Stock for one year and requires thereafter that SBH offers its shares to the Issuer for repurchase prior to selling such shares, subject to certain exemptions. The Purchase Agreement also provides that SBH is entitled to designate one person to act as an observer at meetings of the Board of Directors of the Issuer, or, in the alternative, to designate one person to be included in the slate of candidates submitted to the stockholders for election at the next annual meeting of stockholders of the Issuer. The Purchase Agreement further grants registration rights to SBH that may be exercised after one year.

      In a Subscription Agreement, dated December 31, 1998, between SBH and SB America, SBH subscribed to 100 shares of Common Stock of SB America for a purchase price of $10 per share.

      The Summary Descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits either hereto or to the Original Schedule 13D, and incorporated herein by reference.

      Except as described in this Statement, or in the exhibits hereto, none of the Reporting Persons, nor to the best knowledge of the SB America, SBH and SOFTBANK, any of their respective directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  8  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------


of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement of Joint Filing, dated as of January 11, 1999, by and among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son.

          2. Subscription Agreement by SOFTBANK Holdings Inc. to SOFTBANK America Inc. dated December 31, 1998.

          3. Common Stock Purchase Agreement, dated as of February 15, 1996, by and between CyberCash, Inc. and SBH (incorporated by reference to Exhibit A to the Statement on Schedule 13D filed by SOFTBANK Holdings Inc., SOFTBANK Corp., and Masayoshi Son dated February 21, 1996.)

          4. Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  9  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 1999                        SOFTBANK AMERICA INC.


                                        By:  /s/ Stephen A. Grant
                                            -----------------------------------
                                            Stephen A. Grant
                                            Attorney-in-fact


                                        SOFTBANK HOLDINGS INC.


                                        By:  /s/ Stephen A. Grant
                                            -----------------------------------
                                            Stephen A. Grant
                                            Secretary


                                        SOFTBANK CORP.


                                        By:  /s/ Stephen A. Grant
                                            -----------------------------------
                                            Stephen A. Grant
                                            Attorney-in-fact


                                        MASAYOSHI SON


                                        By:  /s/ Stephen A. Grant
                                            -----------------------------------
                                            Stephen A. Grant
                                            Attorney-in-fact

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  10  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------


                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA INC.
            ---------------------------------------------------------

The name, position and present principal occupation of each executive officer and director of SOFTBANK America Inc. are set forth below.

The business address for SOFTBANK America Inc. and each of the directors and executive officers listed below, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The business address for Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan.

All directors and executive officers listed below are American citizens, except for Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, who are citizens of Japan.


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------
Masayoshi Son           Chairman and Director      President and Chief Executive
                                                   Officer of SOFTBANK Corp.

Yoshitaka Kitao         Director                   Executive Vice President and
                                                   Chief Financial Officer of
                                                   SOFTBANK Corp.

Ronald Fisher           Vice Chairman and          Vice Chairman of SOFTBANK
                        Director                   Holdings Inc.

Steven Murray           Treasurer                  Controller of SOFTBANK
                                                   Holdings Inc.

Hitoshi Hasegawa        Secretary                  General Counsel of
                                                   SOFTBANK Corp.

-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  11 OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------


                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.
           ----------------------------------------------------------

The name, position and present principal occupation of each director and executive officer of SOFTBANK Holdings Inc. are set forth below.

The business address for SOFTBANK Holdings Inc. and each of the executive officers and directors listed below, except Masayoshi Son, Yoshitaka Kitao, Gary Rieschal, Stephen A. Grant, and Thomas Wright is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Gary Rieschal is 333 W. San Carlos St., Suite 1225, San Jose, CA 95110. The business address for Stephen A. Grant is 125 Broad Street, New York, New York 10004. The business address for Thomas Wright is One Park Avenue, New York, NY 10016.

All executive officers and directors listed below is an American citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.


Name                    Position                   Present Principal Occupation
--------------------    ----------------------     ----------------------------
Masayoshi Son           Chairman, President and    President and Chief Executive
                        Director                   Officer of SOFTBANK Corp.

Yoshitaka Kitao         Director                   Executive Vice President and
                                                   Chief Financial Officer of
                                                   SOFTBANK Corp.

Ronald D. Fisher        Vice Chairman              Vice Chairman of SOFTBANK
                                                   Holdings Inc.

Gary Rieschal           Senior Vice President      Managing Partner, SOFTBANK
                                                   Technology Ventures

Stephen A. Grant        Secretary                  Partner, Sullivan & Cromwell

Thomas L. Wright        Vice President and         Treasurer of Ziff-Davis Inc.
                        Treasurer

Louis DeMarco           Vice President - Tax       Vice President-Tax

Charles R. Lax          Vice President             Partner, SOFTBANK Technology
                                                   Ventures Inc.

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CUSIP NO.  232462-10-1                            PAGE  12 OF  13  PAGES
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-------------------------                         ------------------------------

                                   SCHEDULE 3

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.
               --------------------------------------------------

The name, position and present principal occupation of each director and executive officer of SOFTBANK Corp. are set forth below.

The business address for each of the executive officers and directors listed below, except Ronald D. Fisher and Eric Hippeau, is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Eric Hippeau is One Park Avenue, New York, NY 10016.

All executive officers and directors listed below is a Japanese citizen, except for Ronald D. Fisher and Eric Hippeau, who are citizens of the United States.

Name                    Position                          Present Principal Occupation
--------------------    ----------------------            ----------------------------

Masayoshi Son            President,                       President and Chief Executive
                         Chief Executive Officer          Officer of SOFTBANK Corp.
                         and Director


Yoshitaka Kitao          Executive Vice President,        Executive Vice President and
                         Chief Financial Officer and      Chief Financial Officer of
                         Director                         SOFTBANK Corp.


Ken Miyauchi             Executive Vice President,        Executive Vice President,
                         Software & Network               Software & Network Products
                         Products Division and            Division of SOFTBANK Corp.
                         Director

Makoto Okazaki           Executive Vice President,        Executive Vice President,
                         Publishing Division and          Publishing Division of
                         Director                         SOFTBANK Corp.

Norikazu Ishikawa        Executive Vice President,        Executive Vice President,
                         Human Resources &                Human Resources & General
                         General Affairs Division         Affairs Division of SOFTBANK
                         and Director                     Corp.

Takashi Eguchi           Director                         President, Chief Executive Officer
                                                          of PASONA SOFTBANK Inc.

Masahiro Inoue           Director                         President, Chief Executive Officer
                                                          of Yahoo Japan Corporation

Ronald D. Fisher         Director                         Vice Chairman of SOFTBANK
                                                          Holdings Inc.

Eric Hippeau             Director                         Chairman and Chief Executive
                                                          Officer, Ziff-Davis Inc.


-------------------------                         -----------------------------
CUSIP NO.  232462-10-1                            PAGE  13  OF  13  PAGES
           --------------                              ----    ----
-------------------------                         ------------------------------

Mitsuo Sano              Full-Time Corporate              Full-Time Corporate Auditor of
                         Auditor                          SOFTBANK Corp.

Katsura Sato             Corporate Auditor                Corporate Auditor of SOFTBANK
                                                          Corp.


                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

Exhibit A      Agreement of Joint  Filing,  dated as of January 11, 1999, by and among SOFTBANK  America Inc.,  SOFTBANK  Holdings Inc.,  SOFTBANK
               Corp. and Mr. Masayoshi Son.

Exhibit B      Subscription  Agreement  by  SOFTBANK  Holdings  Inc. to SOFTBANK
               America Inc. dated December 31, 1998.

Exhibit C      Common Stock Purchase  Agreement,  dated as of February 15, 1996, by and  between  CyberCash,  Inc.  and  SOFTBANK  Holdings,  Inc.
               (incorporated by reference to Exhibit A to the Statement on Schedule 13D filed by SOFTBANK Holdings Inc., SOFTBANK Corp., and
               Mr. Masayoshi Son dated February 21, 1996.)

Exhibit D      Power of Attorney (incorporated by reference to Exhibit 24 to the
               Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK
               Ventures,  Inc. on February 18, 1998 with  respect to  Concentric
               Network Corporation).